                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
  13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                         PROTALIX BIOTHERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    74365A101
                      -------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 24, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box to designate the rule pursuant to which the Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP NO. 74365A101

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1.   Name of Reporting Persons/
     I.R.S. Identification Nos. of above persons (entities only).

     Marathon Investments Ltd.
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2.   Check the Appropriate Box if a Member of a Group
     (a)  [_]
     (b)  [X]
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3.   SEC Use only
     [_]
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4.   Place of Organization
     Israel
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                   5.   Sole Voting Power
                        4,777,304
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            None
Owned by Each      -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            4,777,304
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        None
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     4,777,304
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     6.24%
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12.  Type of Reporting Person:
     IV
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                                Page 2 of 5 pages

ITEM 1.

     (A)  NAME OF ISSUER:

          Protalix BioTherapeutics, Inc. (hereinafter referred to as the
          "Issuer").

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          2 Snunit Street, Science Park, P.O. Box 455, Carmiel 20100 Israel

ITEM 2.

     (A)  NAME OF PERSON FILING:

          This Statement is filed by: Marathon Investments Ltd., an investment company organized under the laws of the State of Israel ("Marathon").

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

          1 Azrieli Center, Round Tower, 19th Floor, 132 Menachem Begin Road,
          Tel Aviv 67021 Israel

     (C)  CITIZENSHIP:

          Place of organization of the Reporting Persons is Israel.

     (D)  TITLE OF CLASS OF SECURITIES:

          Common stock, par value $0.001 per share (the "Common Stock").

     (E)  CUSIP NUMBER:

          74365A101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
        240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4. OWNERSHIP

     (a)  Amount beneficially owned: 4,777,304

     (b)  Percent of class: 6.24%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 4,777,304

          (ii) Shared power to vote or to direct the vote: 4,777,304

          (iii) Sole power to dispose or to direct the disposition of: NONE

          (iv) Shared power to dispose or to direct the disposition of: NONE

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

                                Page 3 of 5 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 4 of 5 pages

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2009

                                   MARATHON INVESTMENTS LTD.

                                   By: /s/ Sharon Toussia-Cohen
                                   ----------------------------
                                   Sharon Toussia-Cohen,
                                   Chief Executive Officer

                                Page 5 of 5 pages